UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 1, 2005

     Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

     Avenida Presidente Eduardo Frei Montalva 8301
     Quilicura
     Santiago
     Chile
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A.
Registration in Securities Registry N° 0593
MATERIAL EVENT (RECTIFICATION)
Santiago, July 27, 2005.
Mr.
Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

Ref.:	Rectification of MATERIAL EVENT dated July 27, 2005 Securities Registry N° 0593.
Dear Sirs:
In accordance with Article N° 9 and Clause two of Article N° 10 of Law 18,045, in paragraph 2.2 of Section II of General Regulation N° 30 of that Superintendency, and with Official Memorandum N° 660 issued by the same, we hereby provide a rectification to MATERIAL EVENT informed to that Superintendency last July 27, 2005 as follows:
a)	the dividend referred to in previous communication and present rectification will be paid to those shareholders registered in the Company’s shareholders registry at the close of the same on August 3, 2005 (record date); and
b)	a new rectified notice in connection with this dividend will be published in El Mercurio newspaper on August 1, 2005, as required by Official Memorandum N° 660 of that Superintendency. The material event rectified in the present communication remains unchanged in all other respects.
Sincerely,
Gonzalo Smith Ferrer
General Counsel
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange Chile Electronic Stock Exchange Valparaíso Stock Exchange Risk Rating Commission New York Stock Exchange (NYSE), USA Latibex – Madrid Stock Exchange, Spain

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USO INTERNO: OFICINA DE PARTES S.V.S.
Form N° 1

DISTRIBUTION OF DIVIDENDS

	0.01	Original source information	:	Yes	0.02	Date sent	:	07/29/05

1.	IDENTIFICATION OF COMPANY AND OF OPERATION

	1.01	R.U.T. (Tax Payer ID N°)	:	96.439.000-2	1.02	Date original Form sent.	:	07/27/05

	1.03	Name of Company	:	Distribución y Servicio D&S S.A.

	1.04	Securities Registration N°	:	N° 0593	1.05	Series entitled	:	SINGLE

	1.06	Stock Exchange code	:	D&S	1.07	Identification of Operation	:	N° 39

2.	AGREEMENT AND AMOUNT OF DIVIDEND

	2.01	Date of agreement	:	07/26/05

	2.02	Agreement acknowledgement	:	3

	2.03	Amount of dividend	:	13,040,000,000	2.04	Currency	:	Ch$

3.	SHARES AND SHAREHOLDERS ENTITLED TO DIVIDEND

	3.01	Number of shares	:	6,520,000,000	3.02	Record date	:	08/03/2005

4.	INFORMATION ON THE DIVIDEND

	4.01	Type of dividend	:	1

	4.02	Close of fiscal period	:	31/12/2005

	4.03	Terms of payment	:	1

5.	PAYMENT OF DIVIDEND

	5.01	Payment amount (Ch$/share)	:	Ch$ 2	5.02	Currency	:	Ch$

	5.03	Date of payment	:	08/09/2005

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6.	OPTIONAL PAYMENT OF DIVIDEND IN SHARES

—

7.	REMARKS
•	The Company will, in due time, inform the shareholders of the tax conditions to which this dividend is subject.

•	This dividend will be charged to the Company net profits of the year ending December 31, 2005.

•	This dividend will be paid in any of the following modalities:
a)	To those shareholders who had in due time requested so in written form, the dividend will be deposited in a current or savings bank account as instructed and the corresponding deposit receipt will be mailed;

b)	To those shareholders who had in due time requested so in written form, the dividend will be paid with nominal check sent via registered mail; or

c)	With nominal checks to be personally collected by the shareholder, or his/her legally-appointed representative duly registered with the Company Shares Department, i.e., at Depósito Central de Valores S.A., Depósito de Valores – DCV, located at 770 Huérfanos Street, 22nd Floor, Municipality of Santiago.
•	The notice referred to by the Official Memorandum N° 660 issued by the Superintendency of Securities and Insurance will be published in the Santiago edition of the newspaper “El Mercurio” on July 29, 2005.

•	Distribución y Servicio D&S S.A. is a publicly traded stock corporation.

RICARDO MENDOZA VIVANCO
Legal Representative
Distribución y Servicio D&S S.A.

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DISTRIBUCIÓN Y SERVICIO D#038;S S.A.
Publicly Traded Stock Corporation
REGISTRATION ON SECURITIES REGISTRY N° 0593
INTERIM DIVIDEND N° 39
By this notice we hereby rectify notice published in El Mercurio newspaper on July 29, 2005 regarding dividend N°39 to be paid to its shareholders by Distribución y Servicio D&S S.A. (“D&S”), with respect to the record date previously stated. The present notice rectifies the previous notice by stipulating that such dividend will be paid to those shareholders registered in the Company’s shareholders registry at the closing of August 3, 2005 (record date).
We hereby inform to shareholders that, in ordinary session held on July 26, 2005, the Board of Directors of Distribución y Servicio D&S S.A., publicly traded stock corporation registered in the Securities Registry under N°0593 (“D&S”), agreed upon the distribution of interim dividend in accordance with the following provisions.
The dividend to be distributed, which corresponds to dividend N°39 paid by D&S to its shareholders, amounts to Ch$2 (two Chilean pesos) per each of the 6,520 million single series shares of common stock into which D&S’s equity is divided. This dividend is to be paid on August 9, 2005, and charged to net profits for the fiscal year ending December 31, 2005. All shareholders registered in the Company’s shareholders registry at the close of the same on August 3, 2005 (record date) are entitled to this dividend.
The dividend will be paid as follows:
a) To those shareholders who had in due time requested so in written form, the dividend will be deposited in a current or savings bank account as instructed and the corresponding deposit receipt will be mailed;
b) To those shareholders who had in due time requested so in written form, the dividend will be paid with nominal check sent via registered mail; or
c) With nominal checks to be personally collected by the shareholder, or his/her legally-appointed representative duly registered with the Company Shares Department, i.e., at Depósito Central de Valores S.A., Depósito de Valores – DCV, located at 770 Huérfanos Street, 22nd Floor, Municipality of Santiago.
The Company will, in due time, inform the shareholders of the tax conditions affecting this dividend.
General Manager

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 1, 2005